John A. Berry	Abbott Laboratories	t 847 938 3591
Divisional Vice President,	100 Abbott Park Road	f 847 938 9492
Associate General Counsel	Dept. 32L, Bldg. AP6A-2	john.berry@abbott.com
and Assistant Secretary	Abbott Park, IL 60064-6011
Securities and Benefits

September 1, 2010

Rose Zukin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Abbott Laboratories
Comment Letter Dated August 18, 2010

Dear Ms. Zukin:

This letter confirms our conversations of August 29 and August 31, 2010 regarding the deadline for Abbott Laboratories (“Abbott”) to respond to the comment letter from the staff of the Securities and Exchange Commission dated August 18, 2010 (the “Comment Letter”).

Abbott is unable to respond to the Comment Letter by September 1, 2010, the date requested by the staff.  To respond to the Comment Letter, management needs first to review the response with the Compensation Committee of Abbott’s Board of Directors.  We will move that process along expeditiously, and hope to have it completed by September 15, 2010. In the event that despite our efforts we are unable to meet this deadline, we will contact you immediately.

If you have any questions, please feel free to contact me at (847) 938-3591.

Sincerely,

/s/ John A. Berry

John A. Berry
Divisional Vice President and
Associate General Counsel